Filed pursuant to Rule 433 Registration No. 333-141071 November 14, 2007

Wachovia Corporation

$800,000,000 5.70% Notes due August 1, 2013

Issuer:	Wachovia Corporation

Security:	Senior Global Medium-Term Notes, Series G

Trade Date:	November 14, 2007

Settlement Date:	November 19, 2007

Maturity Date:	August 1, 2013

Total Amount Outstanding:	$800,000,000; $200,000,000 of which is initially offered on the date hereof.

Coupon:	5.700%

Yield:	5.416%

Price to Public:	101.368%

	The price to the public does not include accrued interest. Interest on the notes accrues from August 1, 2007. Accrued interest from August 1, 2007 to, but not including November 19, 2007, must be paid to the Issuer.

Accrued Interest:	$3,420,000

Gross Proceeds to Issuer:	$206,156,000

Gross Spread:	0.3750%

Price to Issuer:	100.993% with respect to the $200,000,000 being offered hereby.

Gross Spread ($):	$750,000

Net Proceeds to Company:	$205,406,000

Next Coupon Payment Date:	February 1, 2008

Coupon Payment Dates:	February 1 / August 1

CUSIP:	92976WBA3

Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$194,000,000

Co-Managers:	Loop Capital Markets, LLC	$3,000,000

	Samuel A. Ramirez & Company, Inc.	$3,000,000

WACHOVIA SECURITIES

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-289-1263 or you may e-mail a request to syndicate.ops@wachovia.com.